Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 6, DATED OCTOBER 24, 2018
TO THE PROSPECTUS, DATED JULY 18, 2018

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated July 18, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated August 15, 2018, Supplement No. 2, dated August 16, 2018, Supplement No. 3, dated September 10, 2018, Supplement No. 4, dated September 14, 2018, and Supplement No. 5, dated October 17, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide an update on the status of our current public offering;

B.	To describe the completion of the acquisition of Fresh Park Venlo; and

C.	To describe the terms of debt financing related to the acquisition of Fresh Park Venlo.

A. Status of Our Current Public Offering

As of October 24, 2018, we have received gross proceeds of approximately $440.0 million from the sale of 44.8 million shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan. As of October 24, 2018, approximately $1,586.2 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $473.8 million of shares available under our distribution reinvestment plan.

B. Acquisition of Fresh Park Venlo by Hines Global Income Trust

The following supplements the “Our Real Estate Investments” section of the Prospectus.

On October 5, 2018, we acquired, through a subsidiary of the Operating Partnership, Fresh Park Venlo, a specialized logistics park located in Venlo, the Netherlands. The seller, Fresh Park Venlo B.V., is not affiliated with us or our affiliates. Fresh Park Venlo is comprised of 23 buildings constructed between 1960 and 2018, and consists of 2,863,630 square feet of net rentable area that is, in the aggregate, 95% leased to more than 60 tenants.

Two of these tenants individually lease more than 10% of the net rentable area of the complex, as described below:

•
Intratuin Holding B.V., a gardening supplier, leases 669,536 square feet or approximately 23% of the park’s net rentable area, under a lease that expires in December 2020. The annual base rent under the lease is currently €2.2 million ($2.6 million assuming a rate of $1.16 per EUR as of the acquisition date).

•
Royal ZON Fruit & Vegetables, a farming co-op, leases 312,605 square feet or approximately 11% of the park’s net rentable area, under a lease that expires in September 2033. The annual base rent under the lease is currently €1.1 million ($1.3 million assuming a rate of $1.16 per EUR as of the acquisition date).

The purchase price for Fresh Park Venlo was €117.5 million (approximately $136.3 million assuming a rate of $1.16 per EUR on the date of the transaction), exclusive of transaction costs and working capital reserves. We funded the acquisition using proceeds from this offering, an advance under the Hines Credit Facility, and a €75.0 million (approximately $87.0 million assuming a rate of $1.16 per EUR on the date of the transaction) facility agreement (described below under “Our Permanent Debt”).

The estimated going-in capitalization rate for Fresh Park Venlo is approximately 6.7%. The estimated going-in capitalization rate is determined by dividing the projected property revenues in excess of expenses for the first fiscal year by the net purchase price (excluding closing costs and taxes). Property revenues in excess of expenses includes all projected operating revenues (rental income, tenant reimbursements, parking and any other property-related income) less all projected operating expenses (property operating and maintenance expenses, property taxes, insurance and property management fees). The projected property revenues in excess of expenses includes assumptions which may not be indicative of the actual future performance of the property, including the assumption that the current tenants will perform under their lease agreements during the next 12 months and assumptions related to leasing vacant space.

The following table shows the weighted average occupancy rate, expressed as a percentage of net rentable square feet, and the average effective annual net rent per leased square foot, for Fresh Park Venlo during the past five years ended December 31:

Year	Weighted Average Occupancy	Average Effective Annual Net Rent per Leased Sq. Ft.(1)
		Euro	USD
2013	92%	€3.82	$4.81
2014	92%	€3.94	$5.24
2015	96%	€3.97	$4.41
2016	94%	€4.11	$4.55
2017	88%	€4.39	$4.96

(1)
Average effective annual net rent per leased square foot for each year is calculated by dividing such year’s accrual basis total rent revenue (excluding operating expense recoveries) by the weighted average square footage under lease during such year. All EUR amounts were translated to USD using the corresponding yearly average exchange rate.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for the period from September 30, 2018 through December 31, 2018 and for each of the years ending December 31, 2019 through December 31, 2027 and the period thereafter for Fresh Park Venlo:

Year	Number of Leases	Approximate Square Feet	Percent of Total Leasable Area	Annual Base Rental Income of Expiring Leases (1)	% of Total Annual Base Rental Income
Vacant	—	134,590	4.7%	$—	—%
2018	13	188,695	6.6%	$551,231	4.1%
2019	24	724,573	25.3%	$3,148,174	23.6%
2020	13	849,867	29.7%	$3,555,180	26.7%
2021	4	134,643	4.7%	$801,567	6.0%
2022	2	33,781	1.2%	$226,231	1.7%
2023	4	45,662	1.6%	$286,663	2.2%
2024	—	—	—%	$—	—%
2025	1	44,014	1.5%	$217,512	1.6%
2026	1	175,689	6.1%	$1,377,307	10.3%
2027	—	—	—%	$—	—%
Thereafter	5	532,117	18.6%	$3,164,570	23.8%

(1)	Assuming an exchange rate of $1.16 per EUR based on the exchange rate in effect as of the date of the transaction.

C. Description of Debt Related to the Acquisition of Fresh Park Venlo

The following supplements the “Our Real Estate Investments — Our Permanent Debt” section beginning on page 133 of the Prospectus.

On October 3, 2018, we, through a wholly-owned subsidiary of the Operating Partnership, entered into a facility agreement (the "Fresh Park Venlo Facility") with Deutsche Pfandbriefbank AG (“PBB”), as lender, and HGIT Fresh Park Venlo Holdings LLC and HGIT Fresh Park Partner LLC, as guarantors, to fund the acquisition of Fresh Park Venlo. The Fresh Park Venlo Facility is for the principal sum of approximately €75.0 million (approximately $87.0 million assuming a rate of $1.16 per EUR on the date of the transaction). Interest accrued on the Fresh Park Venlo Facility is due and payable quarterly on the fifteenth day of February, May, August, and November in each year, with the first interest payment date being November 15, 2018. The Fresh Park Venlo Facility has a floating interest rate of Euribor + 1.50% per annum. Repayment of principal is due upon the maturity of the Fresh Park Venlo Facility on August 15, 2023. In accordance with the terms of the Fresh Park Venlo Facility, we entered into a €52.5 million (approximately $60.9 million assuming a rate of $1.16 per EUR as of the transaction date) interest rate cap at 2% to limit exposure to interest rate fluctuations, which expires on August 15, 2023.

The Fresh Park Venlo Facility may be prepaid at any time, beginning ten business days after the date of the Fresh Park Venlo Facility, subject to certain prepayment fees and conditions, including but not limited to providing not less than 5 days’ advance written notice to PBB.

The Fresh Park Venlo Facility contains various customary events of default, with corresponding grace periods, including, without limitation, payment defaults and bankruptcy defaults. The Fresh Park Venlo Facility also contains customary financial and other covenants, including, without limitation, covenants regarding the debt yield, failure to maintain a property management agreement and other customary covenants which are more fully described therein. Upon the occurrence of any default, PBB may declare all sums owed under the Fresh Park Venlo Facility immediately due and payable.